INVEST IN **MOTIVATEU**

AI to benefit humans, not to replace them


Reinvigorating community fitness with human interaction
Mobile Solutions - No Hardware Required



Highlights

1. Semi-finalist Pepperdine's 2021 Most Fundable Companies Competition = top 2.2% of applicants
2. Patent-pending technology
3. Management team with over 120 years of industry experience
4. Market size of $96.1B for 1st use case of technology

4. Market size of $96.1B for 1st use case of technology

5. To be featured on Advancements hosted by Ted Danson this fall (overall viewership 600MM)
6. Launching in Q3 - over 100 businesses in pipeline & over 500 sign-ups
7. Ability to license technology into other verticals, including 2 pending licensing deals

---

Our Team



Jennifer Strout

4x founder Inventor of patent-pending tech. Fmr PT & Fitness Instructor Masters in Counseling 300+ college credits 18 yrs of research exp. Fmr Sales Mgr @ADP Fmr Fundraising Mgr @Bucknell U Fmr Clinician @PennHealth & Somerset Medical Ctr

After the birth of my second son, despite my best efforts, I was unable to find a local gym that suited the needs of both myself and my children. While I liked the convenience and flexibility of at-home solutions, they lacked either the human connection or the data. I wondered, why should I have to choose between two partial solutions?

solutions?



Luke Getto

1 patent awarded 1 patent pending MSEE MBA candidate Former COO @Cellgain Product Manager @Voltserver

avatar for Robert Sparno

Robert Sparno

Former 2x VP @Salesforce Former VP @Softwatch Former Global Manager @Apple Former Global Manager @Sage -Extensive experience building in early-stage companies including Partner Ecosystems at Apple Computer, Netscape, and Salesforce


AI to benefit humans,
not to replace them
Jennifer Strout, Founder & CEO
www.motivateu.net

MotivateU provides data-driven Enterprise SaaS and community-centered solutions.

Problem:


9 out of 10 people will continue to workout at home post pandemic
Fitness centers lack effective technological tools to meet this demand
Personalized data
Live real-time feedback
Monetization of trainers outside of face-to-face hours
Poor user experience
Broken community
Instructor turnover
Declining revenue

AI Fitness has been clawing away at the Traditional Fitness Market for years now; COVID-19 was simply the catalyst that pushed the market to the precipice of change (Koetsier, 2020).

Gym bankruptcies are at record numbers, prompted by declining membership (Business Insider, 2020).

Despite the fact that COVID-19 may pass, the underlying health issues will not. Plus, many individuals have come to enjoy the increased flexibility, convenience, and time saving of working out from home (King, 2020).

With 9 out of 10 Americans planning to continue to work-out from home,

traditional fitness is getting left behind with pen & pencil or low-tech band-aids while AI fitness is removing the human element and bypassing fitness professionals altogether.

Solution:



Reinvigorate community fitness with human interaction
Mobile solutions – No hardware required
Data-driven metrics and engagement that boost client retention and loyalty
Real-time and individualized feedback for better client satisfaction
Continued motivation with post-class video review & ML enabled trainer messaging

Bridging the gap between data-driven AI fitness and human-driven traditional fitness, our patent-pending solution leverages the community and engagement with personalized metrics and convenience.

Think of a software version of Mirror that directly connects consumers to human fitness professionals. Our solution offers consumers the flexibility of being able to work out both in and out of the gym, while still tracking their performance, with nothing more than one's computer or mobile device (no additional hardware required). Plus, our solution is sold to fitness businesses, providing fitness professionals the ability to compete against A.I. fitness by offering the same level of data, along with true community engagement and motivation that comes from human connection.



Our easily accessible, mobile solution does not require any hardware and allows fitness instructors to provide real time, motivating feedback during remote, or hybrid, interactive classes, without having to stop demonstrating proper form and technique while saving countless hours on data analysis through A.I. generated insights and customized, actionable wellness plans. We use A.I. to enhance fitness professionals, not to replace them, because we believe it's time to put community back into community-based fitness.

"The most successful fitness apps offer community." – McKinsey



Helen Ann Meehan - 1st
Your No BS Health, Mindset, Fitness, & Empowerment Coach
Such a great solution to working with someone online.
Luke Williams Author 1h
SwQuity.io BETA is live!
I see new software products all day, every day - this is one of the most impressive I've ever seen.
Anthony T Lyristis @YoLyri... · 7/22/21
Replying to @rosiesherry
In fitness and overall health I'm quite happy about what @MotivateUTech has to offer. They effortlessly facilitate high engagement amongst their community but also keep individual experience at the forefront in a very state-of-the-art way.
"[The solution] adds a pretty significant value; if a computer could identify who needed more help, [its] a huge improvement and a differentiator for the brand over the competition."
- Ross, Group Fitness Instructor & Personal Trainer
"You definitely hit on the pain points - I want to be considerate of people's form, I think this [solution] will give trainers a way to stay competitive."
- Mandi, Personal Trainer, Yoga & Fitness Instructor; Trainer Platform Founder & Owner
"A system that allows you to feel secure in your business, that is life saving because then you can focus on your training."
- Alex, Gym Operations Manager & former Personal Trainer Manager

For fitness users instead of working out in front of a bot and without having to commit to heavy, immobile, and expensive equipment, you can work out in front of a live fitness instructor- the same one you have at your local studio or gym- while still receiving the data-driven metrics that are expected from AI fitness.


"I like the comradery and community [of fitness], it also makes me feel healthy and can release stress." —Shane F., CrossFit competitor
"[I enjoy the] sense of routine that comes with classes...get to know people in the class, [the] teacher is motivating you." —Michele C., Business owner and mom
"I like interacting with others and the feeling of calm afterwards, I engage in more negative thoughts [if I don't work out]." —Floris E., Scientist and group sports player
"Having other people around makes you more accountable, it can also motivate you." —Olivia, MS Psychology student

"As these at-home fitness service options become more popular amid an increasingly time- sensitive culture, gym, health and fitness club operators must adapt and leverage new technology." (Roth, 2020).

Market:


$96.1B
Gyms & Fitness Clubs
Global Market
$34.1B
Gyms & Fitness Clubs
US Market
$21.9B
Gyms & Fitness Clubs
Membership Fees
Gyms & Fitness Clubs Market Size


Broader Fitness Market
GYMS & FITNESS CLUBS
$96.7B Global Market
$34.1B USA Market
YOGA & PILATES STUDIOS
$12.8B USA Market
LIFE TIME
EQUINOX
FITNESS
corepower YOGA
CLUB PILATES
NYP
planet fitness
orangetheory
ANYTIME FITNESS
TEMPO
MIRROR
PELOTON
FITNESS APPS
$3B Global
GYM FRANCHISES
$3.31B USA Market
HOME FITNESS EQUIPMENT
$12B Global Market
$9.5B USA Market
Source: IBIS World, Statista, & Global Market Insights

"During the current period, demand for personal trainers is expected to increase, as new fitness classes and workouts are brought to market and consumers need personalized attention. Many gyms have begun focusing on offering new workouts and classes previously not known to consumers, which not only increases demand for personal trainers to teach classes, but also consumers not previously engaged in this industry, due to at-home fitness trends or external competition. Demand from this segment is expected to increase during the current period, primarily as a result of time-strapped consumers wanting to achieve their fitness goals in as little time as possible." (Le, 2020)

Team:


MGMT TEAM WITH 120+ YEARS OF REVELEVENT TECHNOLOGY & INDUSTRY EXPERIENCE
Jennifer Strout, MA


Founder, CEO, & President
1 PATENT PENDING
Personal Trainer, Yoga, & Fitness Instructor
Clinician @ Penn Medicine Somerset
Team Leader @ UHS
Sales Mgr @ ADP
Fundraising Mgr @ Bucknell
Robert Sparno, MA
Sales & Marketing, BOD
VP @ salesforce Softwatch
Global Mgr @ sage
Director @ Netscape
Regional Sales Mgr @ Microsoft ORACLE
Raman Lakshmanan, PhD
Development
3 PATENTS, 1 PENDING, 3 EXITS
Founder & CEO @ DM
Director @ BELLACOR
EVP & Chief R&D @ TMG
[$400MM in ARR @exit]
MGMT TEAM WITH 120+ YEARS OF RELEVANT TECHNOLOGY & INDUSTRY EXPERIENCE
Luke Getto, MSEE
Engineering, BOD
1 PATENT, 1 PATENT PENDING
Product Mgr @ VOLTSERVER
COO @ CELLGAIN
Engineer @ COMMSCOPE L3HARRIS
Ava Cook, BA
Operations
Operations Mgr @
Vista Leader @ AmeriCorps
HR Mgr @ KINETIX

Founder Story: At age 4, I was given my first computer from my grandfather, I used one to teach myself math at age 5, to write my first screenplay at age 10, to develop my first webpage at age 12, to code a novel program at age 20, and to patent my first invention this past summer.

From over a decade of work experience as a counselor in the mental health field to gaining hands-on experience as a personal trainer in the fitness industry, I understand the human condition and how both mental health and physical health are inextricably intertwined.

After the birth of my second son, despite my best efforts, I was still unable to find a local gym that suited the needs of both myself and my children. While I liked the convenience and flexibility of at-home solutions, they lacked either the human connection data, or both. I wondered, why should I have to choose between partial, inadequate solutions?

From the trainer's perspective I felt that the industry lacked any competitive technology. How could one reasonably live-stream a class while still providing feedback to multiple users at once? I could not even effectively focus on numerous people speaking during a video conference, and at least that technology highlighted who was speaking at the time, whereas fitness instructors did not even have any way to know who to focus on when providing virtual solutions.

Therefore, I am both the consumer and the end-user of our solution.

Competitive Analysis:


Competition Matrix
HIGH MOTIVATION
Community-based, human real-time feedback
LOW ACCESSIBILITY
Bulky, expensive hardware required
HIGH ACCESSIBILITY
No additional hardware required
PELOTON
TEMPO
MIRROR
exercise.com
MINDBODY
YouTube
LOW MOTIVATION
No feedback or AI Bot

In terms of the competitive market, several apps & web-based solutions exist. Peloton and Mirror both provide users the ability to exercise in the convenience of their own homes. However, these solutions require both expensive equipment and memberships. The equipment is not mobile, but is bulky (e.g., large exercise bicycles, treadmills, and full-length mirrors). Individuals cannot link their application profiles and classes with their current gym/fitness center. These systems lack live feedback from human fitness instructors and in-group psychology. All current electronic solutions are individual based, which drives up isolation and loneliness. While the AI Fitness Industry claims to have a community, the community is virtual only and is comprised of AR bots.


Other Products on the Market for Virtual Workouts
DATA-DRIVEN, BUT NO COMMUNITY OR HUMAN INTERACTION
[What I enjoy least is the] "time commitment, trying to fit it into the day... to fit in time to drive to the gym, etc. In a group you get pushed by others to do more. [It's] easier to give up when working alone alone when it gets hard."
—Chris M., Business student
HARDWARE REQUIRED: NOT MOBILE NOR FLEXIBLE
"I imagine the equipment is very heavy and hard to set up and its expensive, [like with] Peloton - I [also] don't feel like I want to pay the monthly fee for the equipment ....COVID era is definitely dangerous and I don't want to go in gyms."
— Qi Z., Biomedical engineer
NO COMMUNITY = LOW MOTIVATION
"Keeping a fitness routine can be difficult sometimes."— Matthew S., Hockey rink manager
"I don't enjoy doing a lot of exercising by myself."
— Diane S., Executive assistant

"That's a major pain point- making a place to be engaged, creating a community within your circle, especially now, is difficult....motivation and convenience are the two biggest things that hold anyone back from fitness."
—Alex, Gym Operations Manager & former Personal Trainer Manager

"I started out doing Instagram live classes, and that was frustrating because I couldn't see anyone, so you just run the class and hope for the best."
—Anita, Pilates Instructor, Group Fitness Instructor, & Personal Trainer

Many traditional fitness gyms simply upload pre-recorded videos, whereas others offer live streaming classes with original instructors, allowing members a chance to engage with their local community gym. Overall though, the trainers still lack an efficient and effective way to provide accurate and objective real-time feedback to their fitness members during remote or hybrid classes (Le, 2020).

Enterprise Sales Pipeline (ARR Potential):


NUMBER OF OPPORTUNITIES BY STAGE
Count
0
25
50
75
100
Contract Sent
Discovery Call
Follow-up
Negotiation
Qualified
Warm Lead
Stage Count
Contract Sent 1
Discovery Call 1
Follow-up 4
Negotiation 1
Qualified 11
Warm Lead 98
VALUE OF OPPORTUNITIES BY STAGE
Total value
$0
$2,500,000
$5,000,000
$7,500,000
$10,000,000
Contract Sent
Discovery Call
Follow-up
Negotiation
Qualified
Stage Total value
Contract Sent $10,000
Discovery Call $30,000
Follow-up $10,162,000
Negotiation $89,000
Qualified $8,092,000
Warm Lead

**The above slide contains forward-looking projections that are not guaranteed.*

Progress:



Traction
Currently Pre-launch | Launch Q3
ACCEPTED
Troutman Pepper's SEED Program
SEED
NSF SBIR Pitch Proposal
America's SEED FUND
SBIR.STTR
Pepperdine's 2021 Most Fundable Companies
SEMI-FINALISTS (Ongoing)
2021
Fundable
Patent Pending Technology
Founder Graduated from Pillar VC's Accelerator Program
To Be Featured on The Advancements TV Series
ADVANCEMENTS
100+ Businesses In Our Pipeline
500+ Individual Sign Ups
100+ User Interviews Completed
60k invested
by founder
75K
Raised
Funds
15k of outside
capital
(prior raise)

Exit Strategies: IPO or Acquisition



Exit
Strategies:
Recent Exits in the Fitness Industry
IPO:
Peloton - $8B (2019)
SPAC Merger:
Beachbody - $2.9B (2021)
Acquisition:
Lululemon acquired Mirror - $500MM (2020)
Peloton acquired Precor - $420MM (2020)
Vista Equity Partners acquired Mindbody – $1.9B (2019)

**The above slide contains forward-looking projections that are not guaranteed.*

Downloads

Mu exec summary 0921.pdf